Filed by SCVX Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: SCVX Corp.

(Commission File No. 001-39190)

Rethink Manu f actur i ng Virtual Analyst Day Event November 2021

Disclaimers © 2021 Bright Machines, Inc. Confidential information not to be distributed. 2 Additional Information and Where to Find It In connection with the proposed business combination with SCVX Corp . (SCVX), SCVX has filed a Registration Statement on Form S - 4 , including a preliminary proxy statement/prospectus, and will file a definitive proxy statement/prospectus with the SEC . SCVX’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Bright Machines, SCVX, and the proposed business combination . When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SCVX as of a record date to be established for voting on the proposed business combination . Stockholders are also able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus (once available), and other documents filed with the SEC that will be incorporated by reference therein, without charge at the SEC’s website at www . sec . gov, or by directing a request to : c/o Strategic Cyber Ventures, 1220 L St . NW, Suite 100 - 397 , Washington, DC 20005 . Participants in the Solicitation SCVX and Bright Machines and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described herein under the rules of the SEC . Information about the directors and executive officers of SCVX is set forth in SCVX’s Annual Report on Form 10 - K filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934 , as amended, on April 6 , 2021 , and is available free of charge at the SEC’s web site at www . sec . gov or by directing a request to : c/o Strategic Cyber Ventures, 1220 L St . NW, Suite 100 - 397 , Washington, DC 20005 . Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the SCVX shareholders in connection with the potential transaction is set forth in the registration statement containing the preliminary proxy statement/prospectus . These documents can be obtained free of charge from the sources indicated above . No Offer or Solicitation The information herein shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination . The information herein shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or an exemption therefrom .

Disclaimers (Cont’d) © 2021 Bright Machines, Inc. Confidential information not to be distributed. 3 Forward Looking Statements Certain statements herein may be considered forward - looking statements . Forward - looking statements generally relate to future events or SCVX’s or Bright Machines’ future financial or operating performance . For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of Bright Machines are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by SCVX and its management, and Bright Machines and its management, as the case may be, are inherently uncertain . Factors that may cause actual results to differ materially from current expectations include, but are not limited to : (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement ; (2) the outcome of any legal proceedings that may be instituted against SCVX, Bright Machines, the combined company or others following the announcement of the proposed business combination ; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SCVX or to satisfy other conditions to closing ; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination ; (5) the ability to meet stock exchange listing standards at or following the consummation of the proposed business combination ; (6) the risk that the proposed business combination disrupts current plans and operations of Bright Machines as a result of the announcement and consummation of the proposed business combination ; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees ; (8) costs related to the proposed business combination ; (9) changes in applicable laws or regulations ; (10) the possibility that Bright Machines or the combined company may be adversely affected by other economic, business and/or competitive factors ; and (11) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward - Looking Statements” in SCVX’s Form 10 - K for the year ended December 31 , 2020 , and which are set forth in the registration statement to be filed by SCVX with the SEC in connection with the proposed business combination . Nothing herein should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . Neither SCVX nor Bright Machines undertakes any duty to update these forward - looking statements .

Disclaimers (Cont’d) © 2021 Bright Machines, Inc. Confidential information not to be distributed. 4 N on - GAAP Financial Metrics T his presentation includes certain financial measures not presented in accordance with generally accepted accounting principles ("GAAP"), including, but not limited to, Bookings, Gross Margin Percentage and Annual Recurring Revenue . These non - GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company's financial results . Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP . In addition, historical financial measures included in this presentation have not been audited and are subject to review and adjustment accordingly . You should be aware that presentation of these measures may not be comparable to similarly - titled measures used by other companies . Risk Factors For a description of the risks relating to an investment in Bright Machines, including its business and operations, we refer you to “Risk Factors” in the Appendix to this presentation .

Today’s Presenters Amar Hanspal Chief Executive Officer and Co - Founder Michael Keogh Chief Financial Officer Bill Griffin Chief Revenue Officer Brian Mathews Chief Technology Officer TBU © 2021 Bright Machines, Inc. Confidential information not to be distributed. 5

Today’s Agenda © 2021 Bright Machines, Inc. Confidential information not to be distributed. 6 1. Company Overview and Market Opportunity 2. Product Overview and Technology Vision 03 Q&A 04 Customer Traction and Growth 05 Financial Overview 6. Q&A 7. Closing Remarks

01 Company Overview and Market Opportunity © 2021 Bright Machines, Inc. Confidential information not to be distributed. 7

Providing customers with the flexibility , scalability , and resilience they need to compete in today’s dynamic world Bright Machines: Changing the way things are made through intelligent software and data Manufacturing is at a critical inflection point © 2021 Bright Machines, Inc. Confidential information not to be distributed. 8

The State of Manufacturing Today © 2021 Bright Machines, Inc. Confidential information not to be distributed. 9

© 202 1 B r ig h t Mac h ine s, Inc. C on f i d ent i al inf ormat i on not to b e distrib ute d . 10 From Manual Assembly Lines

To Intelligent Manufacturing

© 202 1 B r ig h t Mac h ine s, Inc. C on f i d ent i al inf ormat i on not to b e distrib ute d . 12 Using Software

The Time is Now Shortage and rising costs of labor accelerating demand for automation and robotics Increasing desire to regionalize production in order to "build where you sell” Push for smaller footprint, more energy efficient factories located closer to end customers Rethinking of global outsourcing model given recent supply chain shocks Labor Shortages Reshoring & Onshoring Energy Efficiency Supply Chain Disruptions © 2021 Bright Machines, Inc. Confidential information not to be distributed. 13

Large and Growing Global Addressable Market

Significant Near-Term Addressable Market Opportunity

Automated Assembly TAM[1]

~$30 Billion

Manual Assembly	Automated Assembly



- **87%** of global production activities are "automatable"[2]
- **< 25%** of manufacturing functions are automated before 2025[3]
- **> 2 million** unfilled manufacturing jobs expected by 2030[4]

Production Quality TAM[1]

~$20 Billion

Production Waste / Scrap	Production Quality



- **5-30%** of annual manufacturing value lost to "Cost of Poor Quality"[5][6]
- **1-4%** of production volume typically lost to scrap and rework[7]
- **90%** of manufacturers view reducing scrap / rework as a top objective[7]

Long-Term Industrial Automation Market Growth[8]


$300bn
(2026E)
$250bn
(2024E)
$169bn
(2019A)

(1) TAM = Total Available Market, based on Bright Machines estimates.
(2) McKinsey, Human + Machine: A New Era of Automation in Manufacturing, 09/07/17.
(3) BCG, The Robotics Revolution: The Next Great Leap in Manufacturing, 09/23/15.
(4) Deloitte, Creating Pathways for Tomorrow's Workforce Today, 05/04/21.
(5) Quality Digest, What is Your Company's Cost of Poor Quality?, 08/23/04.
(6) Cost of Poor Quality = repair, rework, scrap, service calls, warranty claims and write-offs costs.
(7) Tooling U-SME, Manufacturing Insights Report (2014).
(8) Statista Research Department, Size of the Global Industrial Automation Market from 2019 to 2026, 09/13/21.

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
14

Current and Near-Term Product Portfolio

Intelligent Automation to Drive *Process Standardization* → **Computer Vision & AI to Improve *Production Quality*** → **Data & Analytics to Enable *Process Improvement***

Bright Machines® Microfactory



Complete, programmable assembly line with modular building blocks

Brightware® Studio



Innovative new automation development environment for production visibility

Brightware® Inspection(1)



Designed to drive lower defect rates and increase overall production yield

Brightware® Insights(2)


21,211 12,022
16,503.075

Provides production analytics and actionable, data-based insights

Brightware® Platform

(1) Brightware® Inspection proof-of-concepts in process, productization expected in 2022; (2) Brightware® Insights expected to be released in near future.

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.

15

Customer - Validated Technology Serving 25+ customers and 50+ major brands Note: Photos are indicative of products assembled or manufactured using Bright Machines Microfactories. © 2021 Bright Machines, Inc. Confidential information not to be distributed. 16

Process Standardization to Drive Efficiency and Scalability Global consumer goods manufacturer faced significant production issues with existing manual assembly process, including: • Labor shortages • Inconsistent output • High defect levels (40%) Brew system Bright Machines’ software - driven automation was implemented to perform precision pick and place of components, screwdriving, and inspection tasks required to accurately and efficiently assemble the brew system Manual assembly © 2021 Bright Machines, Inc. Confidential information not to be distributed. 17 1 line 2 lines 8 lines 6 lines 0 . 6 m 0 . 9 m 1 . 8 m Capacity (units per year) 5 . 4 m 7 . 2m 50% Increase in units produced per hour per line (1) 90% Reduction in number operators per line (1) 95% Reduction in final product defects (1) (1) Metrics based on Bright Machines testing and estimates.

Process Improvement to Increase Yield and ROI Global computing technology leader grappling with product quality and cost issues from taxing manual assembly and inspection operations: • High labor intensity (100% manual) • High final yield loss (> 5%) • Inconsistent inspection results • Added failure analysis and validation testing costs Final yield loss reduced by 44% compared to manual assembly (1) $10 per unit cost savings due to improved product yield and reduced rework (1) Higher ROI by minimizing the number of product samples required for validation testing Hourly flexibility between manual and automated operations to enable dynamic build schedules x x x © 2021 Bright Machines, Inc. Confidential information not to be distributed. 18 (1) Based on customer provided data, pre and post Bright Machines deployment.

Delivering Tangible Results

		Automotive	Consumer	Networking	Industrial
Customer Product		Interior lighting 	Coffee maker 	Firewall 	Control panel 
Customer Challenge		• Labor cost • Traceability • Product yield	• Inconsistent output • Labor dependence • Product yield	• Scrap cost • Product quality • Operator fatigue	• Capacity • Labor dependence • Product yield
Process Elements		• Component assembly • Barcode scanning • Labeling	• Component assembly • Screwdriving • Inspection	• DIMM assembly • Heat sink assembly • Inspection	• Box build • Functional testing • Labeling
Projected Impact(1)	Capacity:	• 75% units per hour	• 50% units per hour	• Same units per hour	• 70% units per hour
	Cost:	• 65% operators	• 90% operators	• 95% operators	• 60% operators
	Quality:	• 60% defects	• 95% defects	• 45% defects	• 60% defects

(1) Projections based on Bright Machines testing and analysis.

Bright Machines

© 2021 Bright Machines, Inc. Confidential information not to be distributed.

19

Over 75 Microfactory Deployments Around the World (1) Selected customer examples Automotive Consumer Medical Technology Industrial / Other (1) As of September 2021. © 2021 Bright Machines, Inc. Confidential information not to be distributed. 20

Accelerating Customer Adoption Network Infrastructure and Data Centers Consumer Goods Me d ic al De vices Focused on High Growth Industry Verticals in Need of Intelligent Automation Electric Vehicles Acquire large customer account in focused vertical Implement a microfacto r y line Deploy software Expand from 1 line to multiple lines Sell additional software; expand across multiple sites and locations Leveraging “Land and Expand” Strategy with Large Enterprise Customer Accounts © 2021 Bright Machines, Inc. Confidential information not to be distributed. 21

Key Growth Drivers

*Build **partner network** to expand deployment capacity; explore **strategic investments and acquisitions** in software space*

*Capture wave of **reshoring/ onshoring** opportunities, using **automated assembly lines** as entry point for engagement*


6
Partners
1
Reshoring
5
Verticals
Enterprise
2
Geos
Software
4
3

*Broaden capabilities from **electronics-centric** verticals to **verticals** requiring more **mechanical assembly***

*Accelerate "land and expand" motion with **large enterprise OEMs**; focus on accounts with potential for both **multiple deployments** and **software ARR***

*Extend focus from US-based OEMs to **Europe-based OEMs***

*Expand from software powering "process standardization" to **software powering "process and product improvement"***

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
22

Sustainable, Long-Term Business Model

		GROSS MARGIN TARGETS
Brightware Insights Brightware Inspection Brightware Studio	• Software delivering continuous customer value in areas such as flexibility, scalability, and quality • Includes maintenance and engineering support services • SaaS business with ARR charged per year / per line	60 - 70%+
Brightware Platform Bright Machines Microfactory	• Pre-configured hardware + deployment services • Upfront capex and milestone-based payments charged per line	20 - 25%+

© 2021 Bright Machines, Inc. Confidential information not to be distributed.

23

02 Product Overview and Technology Vision © 2021 Bright Machines, Inc. Confidential information not to be distributed. 24

Software - First Integrated Workflow Cloud - First Platform Approach Data at the Center of Continuous Improvement © 2021 Bright Machines, Inc. Confidential information not to be distributed. 25

© 2021 Bright Machines, Inc. Confidential information not to be distributed. 26

© 2021 Bright Machines, Inc. Confidential information not to be distributed. 27

© 2021 Bright Machines, Inc. Confidential information not to be distributed. 28

© 2021 Bright Machines, Inc. Confidential information not to be distributed. 29

© 2021 Bright Machines, Inc. Confidential information not to be distributed. 30

Paradigm Shift Traditional Automation Bright Machines • Complex, hard to master programming • Vendor - specific and device - specific • Hard - coded procedural steps • Declarative visual programming • Abstracts and virtualizes hardware to avoid vendor lock - in • Modern, integrated development environment © 2021 Bright Machines, Inc. Confidential information not to be distributed. 31

Write Once, Build Anywhere Low / No Code Programming Cloud - Based 3D Simulation (1) Debugging Calibration Device Integration Assembly Semantics (1) Functionality expected to be released in 2022. © 2021 Bright Machines, Inc. Confidential information not to be distributed. 32

Analyze line and inspection data for operational insights Analyze Control work orders and track production using dashboards and alerts Operate Physically deploy, test and debug Deploy Simulate assembly line flow, optimize performance Simulate Improving the End - to - End Automation Workflow Continuous Improvement Optimize assembly with data Design the Microfactory line, optimize configuration Design Inspect products and components for anomalies Inspect © 2021 Bright Machines, Inc. Confidential information not to be distributed. 33

Improving the End-to-End Automation Workflow












21,211 12,022
16,503.075

Design	Simulate	Deploy	Operate	Inspect	Analyze
Design the Microfactory line, optimize configuration	Simulate assembly line flow, optimize performance	Physically deploy, test and debug	Control work orders and track production using dashboards and alerts	Inspect products and components for anomalies	Analyze line and inspection data for operational insights

Brightware® Studio

Brightware® Inspection[(1)]

Brightware® Insights[(2)]

Bright Machines® Microfactory

Brightware® Platform

(1) Brightware® Inspection customer trials in process, productization expected in 2022; (2) Brightware® Insights expected to be released in near future.

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
34

Delivering a Full-Stack Solution

Product Quality & Process Improvement

- **Brightware®** Studio
- **Brightware®** Inspection[(1)]
- **Brightware®** Insights[(2)]
- Future **Brightware®** Cloud-Based Apps

Process Standardization

- **Bright Machines®** Microfactory
- **Brightware®** Platform

(1) Brightware® Inspection customer trials in process, productization expected in 2022; (2) Brightware® Insights expected to be released in near future.

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
35

Brightware® Studio

Advancing Customer Flexibility via Brightware Studio


T_DIMM_Pcb_
Service Light
Select Recipe
Create Recipe
Import Recipe
System Devices
Setup
Recipe Editor
Recipe Runner
Recipe Admin
Predefine
Log Viewer
About
Go to position
Fanuc Robot
Dimm Insertion
Pick
Wait For
Millisecond 200
Move relative
Vision
Run
Read
Latch Opener Down
Parallel
Jog to position
Analog Device
Pull Up
End Parallel
GenericDevice1
GenericDevice2
GenericDevice3
NavigationInParts
FanucRobot
NachiRobot
NachiRobot
ConveyorYJ
Conveyor
Mes

- Software for low / no code configuration
- Self-serve optimization of assembly instructions and machine settings
- Line monitoring and control capabilities
- Enables re-purposing and extension of equipment life
- Standardized user experience
- From CAD import to line simulation

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
36

Brightware® Studio

Recipes and Device Virtualization

Production Recipe

Conditional Statements

Nesting

Loop Iteration

Parallel and Asynchronous Execution

Pre-Defined Lists

Breakpoint Definition

Event Triggering

Error Handling



Router Assembly > Pick and Place DIMM
Search
MACHINE IS IDLE
Pick and Place 64GB Stick
+ RECIPE
Embedded Conveyor Load Pallet
Load
6 Axis Arm Go to Pick
Go to Position
DIMM EOAT
Open
Vision Scan Product
Barcode Scan
If
Vision Read
Barcode Read
6 Axis Arm Position Gripper
Go to Position
End If
DIMM EOAT Pick
Close
6 Axis Arm Retract
Select Task
Add Device
Add Nested Recipe
Add Condition
Add Loop
Add Parallel Nodes
Wait For
Trigger Event
Add Label
Add Jump To Label
Setup
Recipe Editor
Recipe Runner
Admin
Predefine
Log Viewer
Setting
System Devices
6 Axis Arm
Robot Arm
4 Axis Arm
Robot Arm
Embedded Conveyor
Conveyor
Return Conveyor
Conveyor
Slipping Conveyor
Conveyor
Stopper
DIMM EOA
End-of-Arm Tool
MES
Virtual
RFID
Scanner
Tray Feeder
Feeder
Vision
Camera
LIGHT
REJECT
INITIALIZE
TEST
SAVE
Number of Cycles
0 out of 3 cycles
Alerts & Warnings
11:30:58 Info REJECT Reject Succeeded
11:30:58 Warning REJECT Reject Succeeded or longer...
10:09:01 AM
12/29/2020

Virtualized Devices

Robotic Arms

Material Feeding

Conveying

End-of-Arm Tools

Vision System

MES Integration

Bright Machines

© 2021 Bright Machines, Inc. Confidential information not to be distributed.

37

Line Monitoring and Control Line Status Details Line Control Work Order Progress Quality Time Map Operational KPIs Applications Bar Product Details B r i g h tw a r e ® Studio © 2021 Bright Machines, Inc. Confidential information not to be distributed. 38

Improving Quality and Yield via Brightware Inspection



2019-01-04

Label Placement



Cable Routing and Plug Check



Component Check



Assembly Defect Detection



Fan Standoff and Airflow Check

Going beyond simple pass/fail system to enable defect classification, metrology, counterfeit detection, trends, and traceability

Turnkey Solution

- End-to-end solution with advanced vision, classification, metrology, analytics, and closed loop process improvement

Fully Integrated

- Rapidly employ data connections with common IT systems (e.g., MES, QMS, BI tools, databases, etc.)

Extensible

- Multiple inspection use cases can be integrated into base machine learning model

Easy-to-Use

- No need for programming experts to train, modify, deploy, monitor, and report inspections

Bright Machines

© 2021 Bright Machines, Inc. Confidential information not to be distributed.

39

Continuous Improvement via Brightware Insights



Count
39
WARNING
Count
9,977
SERVICE
Count
25,568
INFO
Count
121
ERROR
Count
52,481
DEBUG
Cycles
1,399
gen2
Cycles
5
nesteddelete

- Analyze data across multiple Microfactory lines, from anywhere
- Leverage real-time and historical data
- A secure, unified edge-to-cloud environment
- Provides data visualizations for:
  - *Diagnostic insights*
  - *Operational insights*
  - *Process insights*

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
40

Software-Ready Microfactories


Bright Robotic Cell
On-Cell HMI
End-of-Arm Tools
Automated Material Feeding
Automated Material Transport


Pick & Place
Screwing
Heat Sink Assembly
DIMM Card Insertion
Bar Code Scanning
Labeling
Dispensing
Soldering
Vision Inspection
Clamping
PRFID Traceability
And More...

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
41

Brightware® Platform

Brightware Platform Architecture


Bright Machines

Containerized Microservices
- Scalable, securable, and deployable on-cell, on the line, or in the cloud
- Allows developers to flexibly and easily consume services and APIs

Operating System
- Leverages modern programming paradigms, bridges to traditional PLCs
- Increased Declarative vs. Procedural automation approach

Semantic Data Model
- Backed by a fault-tolerant distributed data transport layer
- Simplifies connections to/from external systems (ERP, MES, etc.)

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
42

Extensive IP Portfolio Bright Machines’ patent portfolio is comprised of 36 issued U.S. patents, with another 18 U.S. and international patent applications. The issued patents can be broadly categorized as follows: Test & inspection (HW, SW, ML, processes) 11% Electronic components design & manufacturing 8% Robotics (EOA, perception, planning) 3% Components, tooling and processes for improved automation and quality 45% Ma t erial feeding 14% Automation (process & workflow) 19% x 5 - Material feeding x 4 - Test & inspection (HW, SW, ML, processes) x 3 - Electronic components design & manufacturing x 1 - Robotics (End - of - arm [EOA], perception, planning) x 16 - Components, tooling and processes for improved automation and quality x 7 - Automation (process & workflow) © 2021 Bright Machines, Inc. Confidential information not to be distributed. 43

End-to-End Automation Workflow



Design

Design the Microfactory line, optimize configuration



Simulate

Simulate assembly line flow, optimize performance



Deploy

Physically deploy, test and debug



Operate

Control work orders and track production using dashboards and alerts



Inspect

Inspect products and components for anomalies



21,211 12,022
16,503.075

Analyze

Analyze line and inspection data for operational insights

Brightware® Studio

Brightware® Inspection

Brightware® Insights

Bright Machines® Microfactory

Brightware® Platform

Bright Machines

© 2021 Bright Machines, Inc. Confidential information not to be distributed.

44

Technology Direction R&D Focus Areas Capability Building Advanced component feeding using 3D computer vision Near - Real - Time processing for fast 3 rd party development Rapid, high - precision hardware device calibration Synthetic labelled training images for faster deployments Modular “containerization” to deploy anywhere Open software platform architecture to extend value Over 300 scientists, engineers, and technologists skilled in: © 2021 Bright Machines, Inc. Confidential information not to be distributed. 45 • Computer - aided design • Simulation • Computer graphics • 3D scanning • Computer vision • Machine learning • Internet of things • Robotics • Manufacturing controls • Mechanical engineering • Electrical engineering • Industrial engineering • Cloud computing • Product security • And more…

Software - First Integrated Workflow Cloud - First Platform Approach Data at the Center of Continuous Improvement © 2021 Bright Machines, Inc. Confidential information not to be distributed. 46

03 Product and Technology Q&A © 2021 Bright Machines, Inc. Confidential information not to be distributed. 47

04 Customer Traction and Growth © 2021 Bright Machines, Inc. Confidential information not to be distributed. 48

© 2021 Bright Machines, Inc. Confidential information not to be distributed. 49 “What stood apart with Bright Machines is the fact that [their solution] is highly software - driven, which means that it's a lot more flexible. We believe that this will be a pivotal moment for our power tool family, in terms of how we automate and how we support our customer needs [to] build where we sell in the regions that we serve.” Sudhi Bangalore CTO, Global Operations Stanley Black & Decker “We are leveraging our Industry 4.0 capabilities to drive manufacturing automation throughout many of our factories. We are deploying multiple projects in our Charlotte manufacturing facility that have a payback of less than 1 year. These flexible automation projects enable the labor efficiency and increased throughput required to deliver outsized productivity and enable our ‘Make Where We Sell’ strategy.” Don Allan President & CFO Stanley Black & Decker

Segmentation by Size and Industry Vertical

% Bookings by Segment(1)


23%
77%
Enterprise
Mid-market

% Bookings by Vertical(2)


1%
8%
14%
30%
23%
24%
Computing & Electronics
Industrial Equipment & Tools
Medical Equipment & Supplies
Automotive Components
Home Appliances
Other Discrete Products

- Primary focus on global enterprise accounts which:
  - Value our software and are interested in a common, platform-based approach
  - Have expansion potential across multiple lines and facilities
  - Want to utilize automation to reshore production
  - Operate in one of our targeted high-growth vertical markets

(1) Bookings via contract manufacturing accounts allocated based on end customer size. Enterprise customer defined as global revenue ≥ $1bn; Mid-market customer defined as global revenue < $1bn. Based on cumulative bookings to date.
(2) Bookings via contract manufacturing accounts allocated across end customer verticals. Based on cumulative bookings to date.

Bright Machines.
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
50

Customer Focus

Bright Machines targets customers in need of enabling manufacturing resiliency, reshoring or distributed manufacturing

	Enterprise Manufacturers	Midmarket Manufacturers	Contract Manufacturers
Customer Type	• Global enterprise manufacturing companies • Annual revenues > $1bn	• Mid-sized, regional OEMs • Annual revenues < $1bn	• Handles outsourced manufacturing on behalf of OEMs • Includes EMS companies
Customer Needs	• Enable easier reshoring • Address labor shortage	• Turnkey solution • Increase output and lower assembly time	• Reduce cost of product quality • Address labor shortage

International Expansion Strategy


NORTH AMERICA
EUROPE
ASIA

Focused primarily on serving U.S. and Europe-based OEMs in the near-term; may expand into Asia with these customers over time

Bright Machines
© 2021 Bright Machines, Inc. Confidential information not to be distributed.
51

Case Study: Opportunity & Evaluation V S. • Proposals based on traditional, hardware - first automation • Slow, custom development with known history of delays • Longer changeover time to reconfigure production line • Customer burned by prior SI partners charging for multiple ECOs (engineering change orders) © 2021 Bright Machines, Inc. Confidential information not to be distributed. 52 • Proposal based on software - first, flexible automation solution • Faster deployment using modular hardware with integrated software • Ability to quickly select and run pre - configured recipes for each of 18 SKUs • Platform approach lowers risk of future ECOs Automation Options Considered System Integrators Bright Machines Customer Problem Statement (1) North American manufacturer needed to scale up capacity at new factory • Currently assembling 3m units per year using manual labor • 18 different product SKUs • Labor rates 75% higher than before Customer requirements: • Delivery within 26 weeks • < 10 min changeover for 18 SKUs • Cost competitive with current process – payback < 3 years (1) Source: Data and requirement metrics provided by customer.

Case Study: Bright Machines Solution & Results

Bright Machines' Solution

Microfactory line consisting of 7 robotic cells configured to assemble the bases of smoke detectors

Cost: $750k
Annual savings: $300k/year
Payback time: 2.5 years



Pallet elevator
Print label and apply to cover
Pick and place cover onto base
Press fit terminals
Pick terminals and place in base
Pick base and place on pallet
Pallet elevator

Operator view showing Bright Machines recipe running



Performance Comparison(1)

	Manual Assembly	Bright Machines
Number of operators	20	2
Units per hour	700	900
First pass yield	93%	98%
< 10 min changeover	Yes	Yes
Product traceability	No	Yes
Production efficiency	70% OLE(2)	85% OEE(3)

(1) Based on Bright Machines testing and estimates; (2) OLE = Overall Labor Effectiveness; (3) OEE = Overall Equipment Effectiveness.

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Significant Potential with Enterprise Accounts in High Growth Verticals

Sample Customer Accounts	Customer Data			Bright Machines Data	
	Annual Revenue	# of Global Sites	Annual Capex(1)	Est. Account Oppty(2)	Bookings(3)
Computing & Electronics Company	$50 billion	~5	$1,000m+	~$90m	$2m
Industrial Equipment & Tools Company	$15 billion	~60	$450m+	~$130m	$15m
Medical Equipment & Supplies Company	$2 billion	20+	~$40m	~$20m	$8m

(1) Annual capex varies by customer depending on extent of brand-new vs. upgrades of existing facilities and equipment investments.
(2) Bright Machines estimates of potential hardware sales with recurring software and services revenue over next 5 years.
(3) Cumulative bookings as of September 2021.

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Sample “Land & Expand” Scenario Median Deal Size ( $ m illio n s ) Number of Product SKUs $0.1 $0.4 $1.0 $2.1 1 2 3 4 1 1 Product 2 2 - 3 Products 3 Multiple Products 4 Multiple Plants E a r l y 2 0 2 1 2020 L a t e 2 0 2 1 E x p e c t e d 2 0 2 2 + Brightware® Studio Brightware® Inspection Brightware® Insights © 2021 Bright Machines, Inc. Confidential information not to be distributed. 55

Sales Organization Growth & Evolution Over Time

Year	Strategic Focus	Capabilities Added	Team Size (1) Sales | Total GTM Headcount
2019	Build the team and create the commercial engine	• Demand generation • Competitive intelligence • Technical pre-sales	4 | 13
2020	Segment customer accounts and extend sales coverage	• Sales development reps • Proactive customer acquisition • Manufacturers' rep program	10 | 29
2021	Accelerate growth and drive functional excellence	• Global / key account management • Inside account development reps • Professional services	20 | 40
2022+	Expand globally and broaden installed base	• Sales / partner enablement • Customer success • EMEA sales team expansion	30 | 50+

(1) Sales = quota-carrying sales reps, GTM = Go-to-Market; targeted headcount for 2022+

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05 Financial Overview © 2021 Bright Machines, Inc. Confidential information not to be distributed. 57

$38 – $40m Flex contract: $15m Proje cted backlog: $30m Additional bookings: $25m High Visibility into Near - Term Performance with Strong Pipeline Identified pip eline of ~$150m $70m Current Revenue Forecast (1) 2021E Note: Non - GAAP numbers that do not include 2021 – 2023 revenue related to Flex accounting adjustment. (1) Bright Machines estimates. 2 02 2 E Current Revenue Forecast (1) Detailed Revenue Pipeline (1) $70m © 2021 Bright Machines, Inc. Confidential information not to be distributed. 58

Strong Growth Platform with an Improving Margin Profile Note: Non - GAAP numbers that do not include 2021 – 2023 revenue related to Flex accounting adjustment. (1) Bright Machines estimates. • Subscription software and services expected to grow 2 - 3X annually for the next 5 years • The number of assembly lines powered by Bright Machines software expected to grow 2X every year • Building a partner network in 2022 to expand our deployment capacity and accelerate growth in 2023 and beyond • We expect to deliver 20 - 25% gross margin for the lines built by Bright Machines , as we move from the “Land” phase of our business to “Expand” G r o s s Mar g i n % 40% 50% 6 0%+ 11% 29% M icr o f acto r y R e v enue Software and Services Revenue 2021 – 2025E Revenue CAGR ~100% 203 0E 2021E 2022E 2023E 2024E 2025E $70 $164 $317 $727 $38 - 40 ($ in millions) Summary Forecasted Financials (1) Key Growth Drivers (1) ~$3 , 6 00 ~$2 , 3 00 ~$1 , 3 00 © 2021 Bright Machines, Inc. Confidential information not to be distributed. 59

Attractive Unit Economics Forecasted Microfactory Economics (1) F o re c a s t ed S o f t w a re a n d S e r v ice s E conomi c s (1) 9% 29% 20% 39% G r o s s M ar g i n % 17% 72% 59% 73% M icr o f acto r y R e v enue G r o s s M ar g i n % $21 $51 $130 $234 $483 $(19) $4 $27 $67 $188 2021E 2022E 2023E 2024E 2025E Microfactory Gross Profit ($ in millions) Note: Non - GAAP numbers that do not include 2021 – 2023 revenue related to Flex accounting adjustment. (1) Bright Machines estimates. $17 © 2021 Bright Machines, Inc. Confidential information not to be distributed. 60 $83 $244 $0 $19 $3 $34 $20 $59 $178 2021E 2022E Software and Services Revenue 2023E 2024E 2025E Software and Services Gross Profit

Upfront + milestone - based payments $1m per Microfactory line 20 – 25% gross margin Annual Recurring Revenue $100k – 200k / line / year 65 – 75% gross margin Balanced Business Model Approach Post - sales service & support, including ma intena nce, repairs, spares $ 0 . 75 $ 1 . 00 $ 1 . 25 $ 1 . 50 ($ in millions) $1.75 $0.50 Year 1 Year 2 Microfactory Revenue Y ea r 3 Y ea r 4 Software and Services ARR B ri g h t Ma c hi n e s ® Microfactory Brightware ® Platform Brightware ® Studio Brightware ® Inspection Brightware ® Insights 500 lines x $200k per line = $100m ARR © 2021 Bright Machines, Inc. Confidential information not to be distributed. 61 Unit Economics Per Line (Cumulative) (1) (1) Bright Machines projections.

Q&A © 2021 Bright Machines, Inc. Confidential information not to be distributed. 62 06

07 Closing Remarks © 2021 Bright Machines, Inc. Confidential information not to be distributed. 63

Led by a Team of Highly Talented Industry Veterans Brian Mathews Chief Technology Officer Tzahi Rodrig Chief Operating Officer Amar Hanspal Chief Executive Officer and Co - Founder Michael Keogh Chief Financial Officer Abhishek Pani Chief Product Officer Caroline Pan Chief Marketing Officer Fiorella Dettorre Chief Human Resources Officer Bill Griffin Chief Revenue Officer Victoria Libin General Counsel © 2021 Bright Machines, Inc. Confidential information not to be distributed. 64

Differentiated Competitive Advantage Emerging Players A u t o mat i o n In cu mbents • Traditional, hardware - based automation solutions • Highly - customized to a specific product / SKU • Difficult to maintain and expensive to change once deployed • Software - only, not full stack • “Point solutions” focused on specific tasks • Lack of deep manufacturing process expertise Easily integrates with external systems x Flexible, scalable, resilient x End - to - end workflow x Software first x Full stack x © 2021 Bright Machines, Inc. Confidential information not to be distributed. 66

Large and growing TAM, primed for proliferation of next - gen automation Next - gen advanced manufacturing will be guided by a unified architecture that bridges the edge to the cloud Large & Expanding Add r e s s able Ma r k e t P r o v e n C us t omer Traction Validation from 25+ blue - chip customers, including leading Fortune 500 companies Customer - proven platform with ~100% sales CAGR forecasted from 2021E to 2025E (1) De ep T ec h n olo g y Moat Proprietary IP includes 36 patent filings in automation processes and workflows, robotics, material feeding, and more Employing over 150 software and AI engineers Experienced Ma n age m e n t Team We believe Bright Machines is pioneering the platform for AI - driven advanced manufacturing Proven executives with deep technology and industrial automation expertise A Unique Opportunity (1) Bright Machines estimates; does not include 2021 – 2023 revenue related to Flex accounting adjustment. © 2021 Bright Machines, Inc. Confidential information not to be distributed. 67

Let the new era of manufacturing begin: BrightMachines.com